08027867

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FEB 29 2008

Washington, DC
110

)STATES
CHANGE COMMISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 11763

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: William O'Neil & Co., Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12655 Beatrice Street
(No. and Street)

Los Angeles (City) California (State) 90066 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Don H. Drake (310) 448-6800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

350 South Grand Avenue (Address) Los Angeles (City) California (State) 90071 (Zip Code)

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, William J. O'Neil and Don H. Drake, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of William O'Neil & Co., Incorporated, as of December 31, 2007, are true and correct. We further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified as that of a customer.

William J. O'Neil
Chief Executive Officer

Don H. Drake
Chief Financial Officer

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 26th day of February, 2008, by William J. O'Neil and Don H. Drake, proved to me on the basis of satisfactory evidence to be the persons who appeared before me.

Notary Public

RICHARD C. BRAND II
Commission # 1727106
Notary Public - California
Los Angeles County
My Comm. Expires Feb 25, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

William O'Neil & Co., Incorporated and Subsidiaries

Report on Statement of Financial Condition
As of December 31, 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
350 South Grand Avenue
Los Angeles CA 90071
Telephone (213) 356 6000
Facsimile (813) 637 4444

Report of Independent Auditors

To the Stockholder and Board of Directors of
William O'Neil & Co., Incorporated

In our opinion, the accompanying consolidated statement of financial condition present fairly, in all material respects, the consolidated financial position of William O'Neil & Co., Incorporated and subsidiaries ("the Company") at December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2008

William O'Neil & Co., Incorporated and Subsidiaries
Consolidated Statement of Financial Condition
December 31, 2007

Assets	
Cash and cash equivalents	$ 11,659,694
Deposit with clearing broker	114,215
Receivable from clearing broker	269,962
Receivables from	
Parent (Note 7)	248,328
Affiliates	1,279,745
Loan to affiliate	10,600,000
Securities owned – restricted, at value (Note 3)	8,072,437
Receivable for research services, net of allowance of $49,688	520,498
Exchange memberships, at cost	94,200
Fixed assets, net	6,178,046
Other assets	640,358
Total assets	$ 39,677,483
Liabilities and Stockholder's Equity	
Accrued compensation and benefits	$ 1,591,322
Accrued expenses and payables	1,650,134
Income taxes payable to Parent	
Current	2,234,881
Long term	3,192,000
Payable to affiliates (other)	5,075,735
Deferred revenue	3,904,626
Total liabilities	17,648,698
Commitments and contingencies (Note 6)	
Stockholder's equity	
Class A voting common stock; $.20 par value, 5,000,000 authorized shares; 647,100 shares issued and outstanding	129,420
Additional paid-in capital	9,561,397
Retained earnings	12,337,968
Total stockholder's equity	22,028,785
Total liabilities and stockholder's equity	$ 39,677,483

The accompanying notes are an integral part of this financial statement

1. The Company

William O'Neil & Co., Incorporated (WON & Co.) is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a wholly owned subsidiary of O'Neil Data Systems, Inc. (ODS), which is a wholly owned subsidiary of Data Analysis Inc. (the Parent). WON & Co. is a member of the Financial Industry Regulatory Authority (FINRA) and the New York Stock Exchange (NYSE).

FINADCO, a California corporation, is an advertising agency and a wholly owned subsidiary of WON & Co. with a principal emphasis on advertising for products produced by affiliates.

Daily Graphs Inc. (DGI), a California corporation, is a wholly owned subsidiary of WON & Co. and is a publisher of stock market research periodicals.

WON & Co. and subsidiaries (collectively referred to herein as the Company) sell data research services to financial institutions and fund managers. WON & Co. is an introducing broker on a fully disclosed basis and clears all customer transactions through Broadcort Correspondent Clearing (Clearing Broker), a wholly owned subsidiary of Merrill Lynch, Pierce, Fenner & Smith, Inc.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States (GAAP) and conform to practices within the broker-dealer industry. The consolidated financial statements include the accounts of WON & Co. and its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation.

The preparation of consolidated financial statements in accordance with GAAP requires management to make certain estimates and assumptions that affect the amounts of reported assets and liabilities, as well as, contingent assets and liabilities as of the date of these financials statements. These estimates and assumptions also affect the reported amounts of revenues and expenses during the reporting periods. Although management believes these estimates and assumptions to be reasonably accurate, actual results could differ from the estimates and assumptions used.

Cash and Cash Equivalents

Cash and cash equivalents consists primarily of cash in banks and highly liquid investments with original maturities of less than three months.

Receivable from Clearing Broker

Receivable from clearing broker represents commissions not received (net) as of December 31, 2007. Such amounts were subsequently received by the Company.

2. Summary of Significant Accounting Policies (Continued)

Fixed Assets

Computers, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Computers and equipment depreciation is primarily computed using accelerated and straight-line methods over periods ranging from three to five years. Software license fees are amortized over the license period (generally five years). Leasehold improvements are amortized over the terms of the leases or the estimated useful lives of the improvements, whichever is shorter.

The Company capitalizes certain costs incurred in connection with developing or obtaining internal-use software. Capitalized software costs are generally amortized over five years. Software costs that do not meet capitalization criteria are expensed as incurred.

Exchange Memberships

Exchange memberships are recorded at cost, adjusted for any permanent impairment in value. As of December 31, 2007, the market value of such memberships ranged from $350,000 to $380,000 based on the bid-ask spread.

Research and Commissions Deferred Income

Revenue received for research publications to be delivered in future periods is recorded as deferred revenue and accreted into income over the term of the subscription as the product is delivered. Commissions and related clearing expenses are recorded on a trade date basis as such transactions occur.

Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. Federal income taxes are calculated as if the Company filed separate tax returns and the net amount of the current and deferred tax provision (or benefit) is either remitted to or received from the Parent. The amount of the current and long term taxes payable or receivable is recognized as of the date of the financial statements utilizing currently enacted tax laws and rates. See Note 9.

Fair Value of Financial Instruments

GAAP requires companies to disclose the fair value of those financial instruments for which it is practical to estimate such values and to disclose the methods and significant assumptions used to estimate those fair values. The Company's financial instruments, which primarily consist of cash and cash equivalents, securities owned, receivables and payables, approximate fair value either due to their short-term nature or approximation of estimated fair value.

Future Adoption of New Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB interpretation 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes, an Interpretation of the FASB Statement No. 109". This standard defines the threshold for recognizing the benefits of tax-return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized. FIN 48 was previously effective as of the beginning of the first fiscal year beginning after December 15, 2006. In January 2008, the FASB approved the deferral of the effective date for non-public entities to fiscal years beginning after December 31, 2007. The Company is currently evaluating the impact that the adoption of FIN 48 will have on the financial statements.

2. Summary of Significant Accounting Policies (Continued)

Future Adoption of New Accounting Pronouncements (Continued)

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement on Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements." This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The changes to current generally accepted accounting principles from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. Additional disclosures may be required about the inputs used to develop the measurements and the effect of certain of the measurements on changes in net assets for the period. The Company does not expect the adoption of SFAS No. 157 will have a significant impact on its financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value, with changes in fair value recognized in earnings. The Company does not intend to adopt SFAS 159.

3. Securities Owned – Restricted

In March 2006, the New York Stock Exchange ("NYSE") and Archipelago Holdings, Inc. ("Archipelago") merger closed, forming a new holding company, NYSE Group, Inc. ("NYSE Group"); NYSE Group then demutualized. In the demutualization, the Company received cash of $300,070 and 80,177 shares of NYSE Group common stock in exchange for each NYSE membership seat. The shares are subject to certain restrictions that expire ratably over a three-year period, unless the NYSE Group board of directors removes or reduces the transfer restrictions earlier. Prior to the demutualization, the Company had two membership seats at a total cost of $422,908. On April 4, 2007, NYSE Group and Euronext N.V. combined to form NYSE Euronext (ticker "NYX").

Gains or losses may be recorded in future periods as transfer restrictions continue to expire and the share price of NYSE Euronext stock fluctuates. At December 31, 2007, the Company held 106,902 shares of NYSE Euronext common stock at a cost of $281,937 and a fair value of $8,066,237, factoring in the transfer restrictions on the shares. Long term income taxes payable to the Parent of $3,192,000 relate to the unrealized gain on these restricted securities; such amount will not be remitted to the Parent until the securities are disposed of.

Following the demutualization plan of the Chicago Stock Exchange on February 8, 2005, each member of the Chicago Stock Exchange received 1,000 shares of the common stock of CHX Holdings, Inc. for each membership that the member owned. The common stock is not listed or traded on any market and is subject to certain transfer limitations. At December 31, 2007, the Company held 1,000 shares of CHX Holdings, Inc. common stock at an estimated fair value of $6,200.

4. Fixed Assets

The Company's fixed assets at December 31, 2007 are:

Computers and equipment	$7,790,828
Capitalized software costs	2,427,540
Software license fees	2,016,483
Leasehold improvements	1,059,515
Subtotal	13,294,366
Less – Accumulated depreciation	(8,087,657)
Subtotal	5,206,709
Computer software under development	971,337
Fixed Assets, net	$ 6,178,046

5. Capital

The Company's authorized capital structure is as follows:

	Shares	
	Authorized	Outstanding
Cumulative preferred, 8 percent, $1,000 par value	300	–
Voting common stock, Class A, $.20 par value	5,000,000	647,000
Nonvoting common stock, Class B, $.20 par value	1,000,000	–

6. Commitments and Contingencies

Commitments

The Parent leases property under a capital lease transaction for its headquarters, which also includes the premises occupied by the company. Rental expense under this capital lease, is shared pro-rata among all affiliates of the Parent, including the Company, on terms and conditions that in substance represent operating leases between the Parent and each of its subsidiaries.

6. Commitments and Contingencies (Continued)

Commitments (Continued)
The Company's share of future minimum rent payments is:

Year Ending December 31,	
2008	$ 566,108
2009	566,108
2010	566,108
2011	566,108
2012	566,108
Thereafter	3,821,229
	$ 6,651,769

Contingencies
The Company is contingently liable for unsecured customer receivables resulting from transactions executed through its clearing broker. No such unsecured receivables existed at December 31, 2007.

Indemnifications
The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. Should a customer not fulfill its obligation on a transaction, the Company may be required to buy or sell securities at prevailing market prices in the future on behalf of its customer. The Company's obligation under the indemnification has no maximum amount. All unsettled trades at December 31, 2007 have settled with no resulting liability to the Company. During 2007, the Company did not have a loss due to counterparty failure, and has no obligations outstanding under the indemnification as of December 31, 2007.

In the normal course of business, the Company enters into contracts that contain certain representations, warranties, and indemnifications. The Company's liability under these arrangements is not estimable. However, based on experience the Company expects the risk of material loss to be remote.

7. Related Party Transactions

In the ordinary course of business, the Company provides and utilizes services to and from affiliated companies of the Parent. Receivables from such affiliate transactions are represented as receivables from affiliates in the consolidated statement of financial condition. Any and all such affiliate receivables that may ultimately become uncollectible will be paid in full by the Parent. In the opinion of management, the Parent has the financial ability and intent to pay any amounts which may be required. Loan to affiliate of $10,600,000 at December 31, 2007 represents a loan by Daily Graphs Inc. to ODS.

8. Employee Benefit Plan

The Parent established the Data Analysis Inc. Investment Plan and Trust (the Plan), which covers substantially all of the Company's employees. Under this Plan, authorized under Section 401(k) of the Internal Revenue Code, an employee may defer up to 100 percent of pre-tax salary subject to the annual dollar limitation, and other restrictions, established by the IRS. The Company has not contributed to the Plan.

9. Income Taxes

The Company files a consolidated income tax return with the Parent. It has a tax sharing arrangement with the Parent under which, and pursuant to SFAS No. 109, it provides current and deferred tax expense as if it were a separate taxpayer (separate return basis). The Company periodically remits to the Parent amounts representing both taxes currently payable and deferred tax liabilities (or takes a reduction for any current or deferred tax assets). Accordingly, the current taxes payable balance is net of any deferred tax related balances at December 31, 2007. The long-term payable amount of $3,192,000 relates to the unrealized gain on restricted securities, and will be paid to the Parent upon sale of the restricted securities.

10. Net Capital Requirements – SEC Rule 15c3-1

Under Rule 15c3-1 of the Securities Exchange Act of 1934 (the Rule), the Company is required to maintain a minimum net capital amount. The Company elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from customers' transactions, as defined. At December 31, 2007, the Company had net capital of $3,646,373, which was $3,396,373 in excess of the amount required.

The Company is exempt from the provisions of Rule 15c3-3 pursuant to paragraph k(2)(ii) of such Rule under the Securities Exchange Act of 1934.

11. Consolidated Subsidiaries

The following is a summary of certain financial information of the Company's consolidated subsidiaries:

	DGI	FINADCO
Total assets	$ 13,682,010	$ 851,592
Total liabilities	8,982,091	800,129
Total stockholder's equity	4,699,919	51,463

These accounts of the subsidiaries are not included in WON & Co.'s computation of net capital.

END